## Contact

www.linkedin.com/in/peter-eichar-21618899 (LinkedIn)

## Top Skills

Hospitality Management
Ticket Sales
Project Management

# Peter Eichar

Co-Founder / Director of the Same Same but Different Festival
San Francisco, California, United States

## Summary

Co-Founder / Festival Director @ssbdfest
Head Talent buyer / production manager @publicsf
Multi Instrumental Musician & Producer / Event Planner / Production Coordinator / Host

## Experience

### Public Works SF
1 year 8 months

**Lead Talent Buyer**
January 2024 - Present (1 year 8 months)
San Francisco Bay Area

**Production Manager**
January 2024 - January 2025 (1 year 1 month)
San Francisco, California, United States

### Same Same But Different Festival
7 years 8 months

**Talent Buyer**
January 2018 - Present (7 years 8 months)

**Festival Director**
January 2018 - Present (7 years 8 months)

**Co-Founder**
January 2018 - Present (7 years 8 months)
Perris, CA

Same Same But Different Festival is an annual music and arts festival during the last weekend in September.

http://ssbdfest.com

### Self Employed producer/musician

Producer/ musician / recording tech
2003 - Present (22 years)

Bach to Rock: America's Music School
Lead Instructor
June 2017 - June 2021 (4 years 1 month)
Encinitas, California

Served as the lead music instructor, teaching Guitar, Bass, Drums, Piano, DJ,

Ableton Production, and Rock Bands for individuals aged 5-60.

Spearheaded online marketing campaigns.

Acted as the in-house recording engineer.

Wild Feather Productions
Co-producer of the Mustache Bash San Diego
March 2013 - March 2019 (6 years 1 month)
San Diego

Planned and coordinated a 1 day annual music festival. Duties included:

- Site planning and approval including permit work.

- Booking national festival acts

- Marketing

- On site production coordinator

- On site artist hospitality coordinator

http://mustachebash.com | facebook.com/mustachebashsd

710 Beach Club
Talent Buyer / Manager
March 2014 - August 2016 (2 years 6 months)
Pacific Beach, CA

Boosted weekend revenue by over 50%.

Managed booking and payment for bands and DJs.

Supervised up to 20 staff members, including servers, bartenders, and security

personnel.

Executed social media ads and event promotion on Facebook, Twitter,

Instagram, Bandsintown, etc.

Assumed the role of in-house A1/L1.

Hosted Open Mic Nights, Karaoke Nights, and Special Events.

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# Education